

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re: Dollar Tree, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 25, 2014**
> **File No. 333-198015**

Dear Mr. Sasser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 64

Background of the Merger, page 65

1. We note references to the August 13th meeting on pages 83 and 84. Please revise this section to describe the matters discussed in this meeting.

Recommendation of the Family Dollar Board of Directors; Family Dollar's Reasons for the Merger, page 95

2. We note the response to prior comment 3 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we continue to object to your use of the term "misleadingly." Please revise to remove such disclosure from this registration statement.

3. We note the response to prior comment 5 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that the Offer may take a year or longer to close. Please revise to remove such disclosure on page 97 of this registration statement.

4. We note the response to prior comment 6 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that "…Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General's purported view on antitrust risk." We again cite to the three bullet points in our prior comment 6 that indicate Dollar General has in fact made a commitment on divestitures. Please revise to remove such disclosure on page 98 of this registration statement.

5. We note the response to prior comment 8 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that "Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC…". While you may include in your disclosure the facts provided in your response, we do not believe you have provided adequate support to state Dollar General's state of mind on this matter. Please revise to remove the referenced such disclosure on page 98 of this registration statement.

6. We note the response to prior comment 7 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we reissue the comment. Please revise to remove such statement on page 99 of this registration statement.

7. Please tell us how you have determined that potential strategic acquirors have "committed to a strategy of opening additional stores rather than growing through acquisitions." In this regard, we note your revised disclosure in the penultimate bullet point on page 101.

The Merger Agreement, page 127

Explanatory Note Regarding the Merger Agreement, page 127

8. We note your revised disclosure that "merger agreement contains representations and warranties by Family Dollar, on the one hand, and by Dollar Tree and merger sub, on the other hand, which were made solely for the benefit of the other party for purposes of that agreement and not for the purpose of providing information regarding Family Dollar or Dollar Tree to be relied upon by shareholders of Family Dollar." Please revise to remove any inappropriate limitation on investors' ability to rely on disclosure contained in the agreements filed with the registration statement.

Bob Sasser
Dollar Tree, Inc.
October 10, 2014
Page 3

       You may contact Staff Attorney, Jennifer López, at (202) 551-3792 or me at (202) 551-3720 with any questions.

                Sincerely,

                /s/ Mara L. Ransom

                Mara L. Ransom
                Assistant Director